EXHIBIT 99.1

Galapagos creates new subscription right plan

Mechelen, Belgium; 13 January 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its supervisory board created 30,000 subscription rights under a new employee subscription right plan.

On 13 January 2022, the supervisory board of Galapagos approved a subscription right plan intended for an employee of a subsidiary of the Company (not intended for members of the management board of the Company), within the framework of the authorized capital. Under this subscription right plan, 30,000 subscription rights were created (subject to acceptance). The subscription rights have an exercise term of eight years as of the date of the offer and an exercise price of €46.18 (the closing price of the Galapagos share on Euronext Amsterdam and Brussels on the day preceding the date of the offer). Further details are available on the Galapagos website.

Galapagos’ total share capital currently amounts to €354,582,005.11; the total number of securities conferring voting rights is 65,552,721, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights to subscribe to not yet issued securities conferring voting rights is (i) 8,579,287 subscription rights under several outstanding employee subscription right plans, which equals 8,579,287 voting rights that may result from the exercise of those subscription rights, and (ii) one subscription right issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 29.9% of the actually issued and outstanding shares after the exercise of the subscription right. This excludes the 30,000 subscription rights of the newly issued subscription right plan, which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.